Q1 2012 Earnings Conference Call May 9, 2012 Exhibit 99.3

Disclaimer
This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations;
research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,”
“believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
• operating expenses cannot be easily reduced in the short term;
• inability to utilize the capacity of newly planned data centers and data center expansions;
• significant competition;
• cost and supply of electrical power;
• data center industry over-capacity; and
• performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Equipped Space”, “LTM”, and
“Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

Quarterly Review David Ruberg – Chief Executive Officer 2

Quarterly Financial Highlights
•
Revenue €65.8 Million
- Up 2% Q/Q and 14% Y/Y
•
Recurring Revenues €62.3 Million
- Up 4% Q/Q and 15% Y/Y
- 95% of Total
•
Adjusted EBITDA of €27.3 Million
- Up 1% Q/Q and  23% Y/Y
- Adjusted EBITDA margin of 41.5%

Continued Strong Execution Delivering Revenue and Adjusted EBITDA Growth
Revenue
Adjusted EBITDA & Margin
€3.8m
€3.8m
€3.8m
€4.7m
€3.5m
€57.9m
€60.0m
€62.0m
€64.4m
€65.8m
€54.1m
€56.2m
€58.2m
€59.7m
€62.3m
38.4% 38.9% 40.3% 42.1% 41.5%
Recurring Revenue Non-Recurring Revenue
1Q11 2Q11 3Q11 4Q11 1Q12
1Q11 2Q11 3Q11 4Q11 1Q12

Quarterly Operational Highlights
•
Revenue Generating Space of 47,500 sqm
- Near record bookings
•
Equipped Space of 64,800 sqm
- Expansion in Stockholm
- New build in Frankfurt
•
Utilisation of 73%
- Impacted by late March opening of FRA 7

Strong Bookings in Advance of New Capacity Openings
Equipped & Revenue Generating Space
(sqm)
Utilisation
73% 74% 74% 75% 73%
44.6
45.3
46.1
47.1
47.5
1Q11 2Q11 3Q11 4Q11 1Q12
Revenue Generating Space Available Equipped Space
61.0
61.5
62.2 62.8
64.8

Building Communities of Interest Delivers Significant Benefits

March 2012
11% 11% 12% 16% 36%
March 2011
Interxion’s Core Target Segments
11% 11% 12% 17% 36%
Diversification of Monthly Recurring Revenue (% of Total)
Communities of Interest Drive Value for Customers and Shareholders

Expanding Facilities to Support Customer Needs
Includes projects which add 500 or more square metres

Demand-Driven Expansion Plan Remains on Track
(1)
Note: CapEx and Equipped Space are approximate and may change after project completion.  CapEx reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
•
Equipped Space:  64,800 sqm at end of 1Q12; ~75,000 sqm at end 2012
•
Customer Power: 60 MW at end of 1Q12; at least 75 MW at end 2012; potential of 102 MW from announced projects
indicates project completed.
Project
CapEx Equipped
(€ millions)
Space (sqm) Comment
Stockholm STO 1: Phase 4 Expansion 5 500
1Q 2012
Existing campus power sufficient for increased space
Frankfurt FRA 7: New Build 21 1,500 1Q 2012 Includes an increase of 2 MW customer power
Paris PAR 7: Phase 1 New Build 70 4,500
2Q 2012
London LON 2: New Build 38 1,700 2Q 2012 Announced  with 11 MW customer available power at capacity
Amsterdam AMS 6: New Build 60 4,000
4Q 2012
Announced with 10 MW customer available power at
capacity
Market Project
Target
Completion
Announced as a 2 phase project with 9,000 sqm and
€130 million capex. Contains 20 MW of customer
power at capacity

Financial Highlights Josh Joshi – Chief Financial Officer 7

Q1 2012 Results

EUR millions
(except per share
amounts)
Q4 2011 Q1 2011
Q1 2012
Q1 2012 vs.
Q4 2011
Q1 2012 vs.
Q1 2011
Recurring revenue €59.7m €54.1
€62.3
4.3% 15.0%
Non-recurring revenue 4.7 3.8
3.5
(24.4)% (5.8)%
Revenue 64.4 57.9
65.8
2.2% 13.7%
Gross profit 38.9 33.1
39.3
1.1% 18.7%
Gross margin % 60.4% 57.2%
59.7%
-70 bps +250 bps
Adjusted EBITDA (1) 27.1 22.2
27.3
0.9% 23.1%
Adjusted EBITDA Margin % 42.1% 38.4%
41.5%
-60 bps +310 bps
Operating profit 17.5 11.7
17.1
-2.7% 45.5%
Profit before tax 12.6 5.1
12.6
0.4% 145.6%
Income tax (expense) (1.9) (2.3)
(3.9)
104.1% 68.5%
Net profit 10.6 2.8
8.7
-18.3% 209.7%
EPS (diluted) (2) €0.16 €0.05
€0.13
-18.3% 182.3%
•
Revenue of €65.8 million
Up 14% Y/Y
Up 15% Y/Y
95% of Total
•
Gross margin of 59.7%
•
Adjusted EBITDA of €27.3 million
Up 23% Y/Y
Adjusted EBITDA margin of 41.5%,
up 310 bps Y/Y
•
Net profit of €8.7 million
Up 210% Y/Y
(1) Adjustments to EBITDA include share-based payments, changes in provisions for onerous lease contracts, exceptional transaction costs, and exceptional income;
refer to appendix for reconciliation.
(2) Year over Year comparisons for EPS impacted by Jan. 2011 IPO.
•
Recurring revenue of €62.3 million

Segment Analysis

France, Germany, Netherlands, and UK Rest of Europe
Note:  Analysis excludes “Corporate & Other” segment.
• Adj. EBITDA margin up 510 bps Y/Y
• Opened FRA 7 with 1,500 sqm and 2 MW customer power
• Strength in the Netherlands and UK
• Adj. EBITDA margin up 50 bps Y/Y
• Opened STO 1.4 with 500 sqm
• Continued strength in Sweden

Capital Expenditures

Total Capex¹
Capex by Geography
1Q 2012
Capital Investments in Big 4 Markets to Support Demand Driven New Builds
€17.1m
€16.0m
€58.4m
€2.4m
€2.9m
€2.6m
€1.5m
€3.3m
€2.7m
€52.3m
€65.3m
(1)  Includes Intangibles
Expansion Ongoing (maintenance & corporate)
Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Well Capitalized, with Ample Flexibility

•
Strong, well capitalized balance sheet
No near term maturities
•
Cash deployed for expansion projects
•
Strong leverage ratios
•
RCF remains undrawn
(1) Total Borrowings = 9.5% Senior Secured  Notes due 2017, including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Financial Leases + Other Borrowings – Revolving credit facility deferred financing costs.
(2) Gross Leverage Ratio = (9.5% Senior Secured Notes due 2017 at face value + Financial Leases + Other Borrowings) / Last Twelve Months Adjusted EBITDA.
(3) Net Leverage Ratio = (9.5% Senior Secured Notes due 2017 at face value + Financial Leases + Other Borrowings – Cash & Equivalents) / Last Twelve Months Adjusted
EBITDA.
EUR millions
31-Mar-12 31-Dec-11
Cash & Cash Equivalents € 98.2m
€142.7m
Total Borrowings
(1)
257.7 257.4
Shareholders Equity 343.0 330.6
Total Capitalization 600.7 588.0
Total Debt / Total Capitalization 42.9% 43.8%
Gross Leverage Ratio
(2)
2.6 2.7x
Net Leverage Ratio
(3)
1.6x 1.2x

Gross Historical
Data Center
Investment
LTM
Revenue
Gross
Profit
(64% LTM
Gross
Margin)
Annual Cash
Return
Maintenance
CapEx
(4-6% of Sales
Long Run)
Attractive Cash Returns
Annual Cash Return on Investment in 19 Currently “Full” Data Centres
35%

(1) “Full” data centers defined as those at 85% or greater utilization.
(2) Data center gross fixed asset cost (Gross PP&E) at historic exchange rates.
(3) Annual cash return calculated as (Gross Margin less Maintenance CapEx) / Gross PP&E.
(4) Represents estimated long term Maintenance CapEx.
€177m
€113m
€(9)m
€293m
€104m
(1)
(2)
(3)
(4)

Track Record of Consistent Growth in Revenue & Adjusted EBITDA
(€ millions)

22 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth
Y/Y
Growth
Y/Y
Growth
39% 40% 39% 32% 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13%
91% 113% 72% 39% 37% 32% 24% 29% 23% 25% 30% 27% 27% 19% 20%
33% 36% 36% 34% 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40%
Adj EBITDA
Margin (2)
(1) CAGR calculated as 1Q12 vs. 1Q08.
(2) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
16%
27%
42%
Revenue by Quarter
Adj. EBITDA by Quarter
14%
23%
42%
€31.1
€33.3
€35.7
€38.1
€40.4
€42.5
€43.7
€45.1
€47.8
€50.4
€54.6
€55.6
€57.9
€60.0
€62.0
€64.4
€65.8
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12

Outlook & Concluding Remarks David Ruberg – Chief Executive Officer 14

Guidance for 2012 15 Range (in millions) Revenue €275 – €285 Adjusted EBITDA €112 – €120 Capital Expenditures €170 – €190

Q&A

Strong Industry &
Secular
Fundamentals
Leading Position in
Attractive European
Data Center Market
Premium, Diverse,
Network-centric and
Community-focused
Customer Base
Significant
Barriers to Entry
Attractive
Business Model
with Multiple
Growth Drivers and
Low Churn
Experienced
Management Team
with Proven Track
Record of
Execution

Appendix 17

Non-IFRS Reconciliations

EUR thousands
31-Dec 31-Dec Mar-31 Mar-31
2010 2009 2012 2011
Reconciliation of adjusted EBITDA
Consolidated
Adjusted EBITDA 27,336 22,210
Income from sub-leases on unused data centre sites 118 127
Exceptional Income 118 127
(Increase)/decrease in provision for onerous lease contracts #VALUE! 1,353 – (18)
IPO transaction costs
(ii)
- - – (1,725)
Share-based payments 330 (345) (739) (340)
Exceptional General and Administrative costs #VALUE! 1,008 (739) (2,083)
EBITDA (30,039) 858 26,715 20,254
Depreciation and amortization 12,828 6,669 (9,655) (8,526)
Operating Profit (17,211) 7,527 17,060 11,728
France, Germany, Netherlands, and UK
Adjusted EBITDA (11,057) 21,577 16,779
Income from sub-leases on unused data centre sites 117 118 127
Exceptional Income 118 127
(Increase)/decrease in provision for onerous lease contracts 1,353 – (18)
Share-based payments 908 (345) (161) (92)
Exceptional General and Administrative costs 908 1,008 (161) (110)
EBITDA (35,220) (10,049) 21,534 16,796
Depreciation and amortization 17,158 10,049 (5,325) (5,146)
Operating Profit (18,062) - 16,209 11,650
Three Months Ended Three Months Ended
31-Dec 31-Dec Mar-31 Mar-31
2010 2009 2012 2011
Reconciliation of adjusted EBITDA
Rest of Europe
Adjusted EBITDA 13,408 12,102
Share-based payments 962 (345) (107) (81)
Exceptional General and Administrative costs 962 (345) (107) (81)
EBITDA (43,453) (12,197) 13,301 12,021
Depreciation and amortization 18,877 12,197 (3,606) (2,998)
Operating Profit (24,576) - 9,695 9,023
Corporate and Other
Adjusted EBITDA (7,649) (6,671)
IPO transaction costs (ii)
- - – (1,725)
Share-based payments 598 (345) (471) (167)
Exceptional General and Administrative costs 598 (345) (471) (1,892)
EBITDA (64,874) 258,830 (8,120) (8,563)
Depreciation and amortization 21,759 14,813 (724) (382)
Operating Profit/(Loss) (43,115) 273,643 (8,844) (8,945)
(ii) The IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial
Public Offering.
Three Months Ended Three Months Ended

Non-IFRS Reconciliations

Reconciliation of adjusted EBITDA
Consolidated Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012
Adjusted EBITDA 10,349 11,894 12,883 13,126 14,085 15,710 16,046 16,902 17,444 19,561 20,818 21,380 22,210 23,321 25,005 27,101 27,336
Income from subleases on unused data center sites 147 97 123 167 140 111 103 117 108 118 67 132 127 115 99 146 118
Income on release of loan repayment obligations - - - - - - - - - - - - - - - - -
Net insurance compensation benefit - 1,757 275 - - - - - - - - - - - -
Exceptional income 147 97 123 1,924 415 111 103 117 108 118 67 132 127 115 99 146 118
(Increase)/decrease in provision for onerous lease contracts (110) (198) (59) (1,244) (490) (856) (25) (2,382) (108) (118) (67) 143 (18) - - - -
IPO transaction costs (iii) - - - - - - - - - - - - (1,725) - - - -
Share-based payments (390) (390) (390) (490) (240) (164) (201) (345) (265) (395) (409) (615) (340) (339) (710) (1,347) (739)
Abandoned transation costs - - - - - - (4,841) - - - - - - - - - -
Personnel costs - - - - -
Exceptional general and administrative costs (500) (588) (449) (1,734) (730) (1,020) (5,067) (2,727) (373) (513) (476) (472) (2,083) (339) (710) (1,347) (739)
EBITDA 9,996 11,403 12,557 13,316 13,770 14,801 11,082 14,292 17,179 19,166 20,409 21,040 20,254 23,097 24,394 25,900 26,715
Depreciation, amortization and impairments (3,604) (3,441) (3,644) (4,394) (4,649) (4,979) (5,567) (6,765) (7,187) (7,494) (7,802) (8,625) (8,526) (9,568) (9,087) (8,371) (9,655)
Operating profit 6,392 7,962 8,913 8,922 9,121 9,822 5,515 7,527 9,992 11,672 12,607 12,415 11,728 13,529 15,307 17,529 17,060
Reconciliation in EUR 1,000

Non-IFRS Reconciliations

EUR millions
Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012
France, Germany, Netherlands, and UK
Adjusted EBITDA 16.8 18.0 18.5 21.6 21.6
Income from subleases on unused data center sites 0.1 0.1 0.1 0.1 0.1
Exceptional income 0.1 0.1 0.1 0.1 0.1
(Increase)/decrease in provision for onerous lease contracts (0.0) - - - -
IPO transaction costs (iii) - - - - -
Share-based payments - - - (0.4) (0.2)
Exceptional general and administrative costs (0.0) - - (0.4) (0.2)
EBITDA 16.9 18.1 18.6 21.3 21.5
Depreciation, amortization and impairments (5.1) (5.8) (5.1) (5.3) (5.3)
Operating profit 11.7 12.3 13.5 16.1 16.2
Rest of Europe
Adjusted EBITDA 12.1 12.2 13.2 13.3 13.4
Income from subleases on unused data center sites - - - - -
Exceptional income - - - - -
(Increase)/decrease in provision for onerous lease contracts - - - - -
IPO transaction costs (iii) - - - - -
Share-based payments - - - (0.3) (0.1)
Exceptional general and administrative costs - - - (0.3) (0.1)
EBITDA 12.1 12.2 13.2 12.9 13.3
Depreciation, amortization and impairments (3.0) (3.3) (3.4) (2.7) (3.6)
Operating profit 9.1 8.9 9.8 10.3 9.7
CORP
Adjusted EBITDA (6.7) (6.8) (6.6) (7.7) (7.6)
Income from subleases on unused data center sites - - - - -
Exceptional income - - - - -
(Increase)/decrease in provision for onerous lease contracts - - - - -
IPO transaction costs (iii) (1.7) - - - -
Share-based payments (0.3) (0.3) (0.7) (0.7) (0.5)
Exceptional general and administrative costs (2.1) (0.3) (0.7) (0.7) (0.5)
EBITDA (8.7) (7.1) (7.3) (8.4) (8.1)
Depreciation, amortization and impairments (0.4) (0.5) (0.6) (0.4) (0.7)
Operating profit/(loss) (9.1) (7.7) (7.9) (8.8) (8.8)

Definitions

Adjusted
EBITDA:
operating profit plus depreciation, amortization and impairment of assets adjusted to exclude share-based payments, income (charge) attributable to a defined benefit scheme, exceptional and non-recurring items and include share of profits (losses) of non-group companies.
Equipped Space:
the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
Utilisation Rate:
on the relevant date, Revenue Generating Space as a percentage of Equipped Space; Revenue Generating
Space is defined as the amount of Equipped Space that is under contract and billed on the relevant date. Some Equipped
Space is not fully utilized due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%.
Recurring Revenue:
revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
Churn:
contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted
Monthly Recurring Revenue at the beginning of the month
LTM:
Last twelve months ended March 31, 2012, unless otherwise noted.
Big 4:
France, Germany, Netherlands, and UK
Rest of Europe:
Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland